AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

15 November 2005

05012995

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 14 November 2005, Re: Thirtieth Annual General Meeting for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

RECEIVED
2005 DEC -1 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **14/11/2005 05:21:37 PM**
Reference No **AA-051114-3676F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

THIRTIETH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Thirtieth Annual General Meeting of the Company held on 14 November 2005, the shareholders have approved the following:

1. the re-appointment of Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

2. all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

(a) Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

(b) Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2005 subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

AMSTEEL CORPORATION BERHAD (20667-M)

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

AMSTEEL CORPORATION BERHAD (20667-M)

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Secretary

17 NOV 2005